Exhibit 99.2

LION GROUP HOLDING LTD.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on July 13, 2026

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A ordinary shares1, par value US$0.0001 per share, and ________________ Class B ordinary shares2, par value US$0.0001 per share (together with Class A ordinary shares, “Ordinary Shares”), of Lion Group Holding Ltd. (the “Company”), hereby appoint Mr. Chunning Wang, Director of the Company or (Name) _____________________________________________of (Address) _________________________________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., local time, on July 13, 2026 at 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1.

RESOLVED as an ordinary resolution: to elect the following persons as Class II Directors of the Company to continue to act in such capacity upon the expiry of their current term, pursuant to the Company’s Articles of Association:

a. Sze Hau Lee

b. Anthony Lau Hoi Ho

c. Tak Wing Lo

	For ☐	Against ☐	Abstain ☐

2.

RESOLVED as an ordinary resolution: to approve the adoption of the 2026 Employee Share Incentive Plan (the “2026 ESOP”), in the form attached to the proxy statement, and the issuance of securities pursuant to the terms of the 2026 ESOP is approved and that the directors of the Company from time to time be authorised to take such action as is required or desirable under the terms of the 2026 Employee Incentive Plan.

	For ☐	Against ☐	Abstain ☐

[1]	Please insert the number of Class A ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	Please insert the number of Class B ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[3]	If any proxy other than Mr. Chunning Wang, Director of the Company is preferred, strike out the words Mr. Chunning Wang, Director of the Company, and insert the name and address of the proxy desired in the space provided. A proxy needs not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3.

RESOLVED as a special resolution: subject to all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the Companies Act) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which such conditions are fulfilled, a reduction and reorganization of the share capital of the Company from US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising:

(a) 192,497,500,000,000 Class A ordinary shares of a par value of US$0.0001 each;

(b) 7,500,000,000,000 Class B ordinary shares of a par value of US$0.0001 each; and

(c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each;

to US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising:

(a) 192,497,500,000,000 Class A ordinary shares of a par value of US$0.0000001 each;

(b) 7,500,000,000,000 Class B ordinary shares of a par value of US$0.0000001 each; and

(c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each.

	For ☐	Against ☐	Abstain ☐

(the “Share Capital Reduction and Reorganization”) by implementing the following steps:

(i) the par value of each issued and outstanding Class A ordinary share of US$0.0001 par value each and Class B ordinary share of US$0.0001 par value each in the share capital of the Company be reduced to US$0.0000001 by cancelling US$0.0000999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0001 par value each and Class B ordinary shares of US$0.0001 par value each (the “Share Capital Reduction”);

(ii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii) immediately following the Share Capital Reduction being effected, each authorised but unissued Class A ordinary share of US$0.0001 par value each be subdivided into 1,000 Class A ordinary shares of US$0.0000001 par value each; each authorised but unissued Class B ordinary share of US$0.0001 par value each be subdivided into 1,000 Class B ordinary shares of US$0.0000001 par value each, and each authorised but unissued preferred share of US$0.0001 par value each be subdivided into 1,000 preferred shares of US$0.0000001 par value each (the “Subdivision”); and

(iv) immediately following the Subdivision being effected, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.0000001 par value each, unissued Class B ordinary shares of US$0.0000001 par value each and unissued preferred shares of US$0.0000001 par value each that will result in the Company having authorised share capital of US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each (the “Cancellation”).

4.

RESOLVED as a special resolution: subject to and immediately following the Share Capital Reduction being effected, to approve that the seventh amended and restated memorandum of association and fifth amended and restated articles of association of the Company be amended to reflect the Share Capital Reduction and Reorganization, and that Section 6 of the seventh amended and restated memorandum of association be replaced with the following:

“The capital of the Company is US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each.”

		For ☐	Against ☐	Abstain ☐

5.

RESOLVED as a special resolution: to approve the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from ten thousand (10,000) votes per Class B Ordinary Share to one hundred thousand (100,000) votes   per Class B Ordinary Share (the “Increase of Voting Rights of Class B Ordinary Shares”), and for the Increase of Voting Rights of Class B Ordinary Shares to be reflected in the amended and restated memorandum of association and amended and restated articles of association of the Company.

		For ☐	Against ☐	Abstain ☐

6.	RESOLVED as an ordinary resolution: to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 5.	For ☐	Against ☐	Abstain ☐

Dated________________, 2026

Signature (s) ___________________

Name of Signature _______________________

Name of Shareholder _____________________

Notes:

1.	Only the holders of record of the Class A ordinary shares or Class B ordinary shares of the Company at the close of business on June 15, 2026, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C no later than the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.

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